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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-C

                 Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System
                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                             INTEGRATED BRANDS INC.
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                 (Exact name of issuer as specified in charter)

                              4175 Veterans Highway
                                    3rd Floor
                           Ronkonkoma, New York 11779
                    ----------------------------------------
                    (Address of principal executive offices)

                                 (516) 585-0900
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                 Issuer's telephone number, including area code


                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security:

2.       Number of shares outstanding before the change:

3.       Number of shares outstanding after the change:

4.       Effective date of change:

5.       Method of change

                  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

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             Give brief description of transaction
                                                  -----------------------------


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                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change: STEVE'S HOMEMADE ICE CREAM, INC.
                          --------------------------------------------------

2.  Name after change:  INTEGRATED BRANDS INC.
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3.  Effective date of charter amendment changing name:
                                                      ----------------------

4.  Date of shareholder approval of change, if required: July 26, 1995.
                                                         -------------

Date:    August 1, 1995
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                                        Gary Stevens, President